# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LENZ Therapeutics, Inc., CIK 0001815776
CUSIP: 52635N103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 201 LOMAS SANTA FE DRIVE, SUITE 300, SOLANA BEACH, California (CA), 92075
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001642575

## Reporting persons
- Squarepoint Ops LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,593,246; sole dispositive power 0; shared dispositive power 1,593,246; aggregate amount beneficially owned 1,593,246 (5.1% of the class)
- Squarepoint Capital LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,593,246; sole dispositive power 0; shared dispositive power 1,593,246; aggregate amount beneficially owned 1,593,246 (5.1% of the class)
- Squarepoint Operations Private Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 1,593,246; sole dispositive power 0; shared dispositive power 1,593,246; aggregate amount beneficially owned 1,593,246 (5.1% of the class)
- Squarepoint (DIFC) Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 1,593,246; sole dispositive power 0; shared dispositive power 1,593,246; aggregate amount beneficially owned 1,593,246 (5.1% of the class)
- Squarepoint Master Fund Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,590,333; sole dispositive power 0; shared dispositive power 1,590,333; aggregate amount beneficially owned 1,590,333 (5.1% of the class)
- Squarepoint Core Master Fund Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,913; sole dispositive power 0; shared dispositive power 2,913; aggregate amount beneficially owned 2,913 (0% of the class)

## Item 1. Issuer
Name of issuer: LENZ Therapeutics, Inc.
Address of issuer's principal executive offices: 201 LOMAS SANTA FE DRIVE, SUITE 300, SOLANA BEACH, CALIFORNIA, 92075.

## Item 2. Person Filing
Name of person filing:
Squarepoint Ops LLC
Squarepoint Capital LLP
Squarepoint Operations Private Limited
Squarepoint (DIFC) Limited
Squarepoint Master Fund Limited
Squarepoint Core Master Fund Limited
Address of principal business office or, if none, residence:
Squarepoint Ops LLC
Squarepoint Master Fund Limited
Squarepoint Core Master Fund Limited
250 W 55th Street 32nd Floor, New York, NY 10019 USA

Squarepoint Capital LLP
Citypoint, One Ropemaker Street, London, EC2Y 9AW UK

Squarepoint Operations Private Limited
88 Market Street, CapitaSpring, Level 49, 048948 Singapore

Squarepoint (DIFC) Limited
Unit L29-07, Level 29, ICD Brookfield Place, Dubai International Financial Centre, Dubai,
United Arab Emirates
Citizenship:
Squarepoint Ops LLC- USA
Squarepoint Capital LLP- United Kingdom
Squarepoint Operations Private Limited- Singapore
Squarepoint (DIFC) Limited- United Arab Emirates
Squarepoint Master Fund Limited- Cayman Islands
Squarepoint Core Master Fund Limited- Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Squarepoint Ops LLC- 1,593,246
Squarepoint Capital LLP- 1,593,246
Squarepoint Operations Private Limited- 1,593,246
Squarepoint (DIFC) Limited- 1,593,246

Squarepoint Master Fund Limited- 1,590,333
Squarepoint Core Master Fund Limited- 2,913
Percent of class:
Squarepoint Ops LLC- 5.08%
Squarepoint Capital LLP- 5.08%
Squarepoint Operations Private Limited- 5.08%
Squarepoint (DIFC) Limited- 5.08%

Squarepoint Master Fund Limited- 5.07%
Squarepoint Core Master Fund Limited- 0.01%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Squarepoint Ops LLC- 1,593,246
Squarepoint Capital LLP- 1,593,246
Squarepoint Operations Private Limited- 1,593,246
Squarepoint (DIFC) Limited- 1,593,246

Squarepoint Master Fund Limited- 1,590,333
Squarepoint Core Master Fund Limited- 2,913
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Squarepoint Ops LLC- 1,593,246
Squarepoint Capital LLP- 1,593,246
Squarepoint Operations Private Limited- 1,593,246
Squarepoint (DIFC) Limited- 1,593,246

Squarepoint Master Fund Limited- 1,590,333
Squarepoint Core Master Fund Limited- 2,913

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Squarepoint Ops LLC: /s/ John Weitzer, Chief Compliance Officer (04/08/2026)
- Squarepoint Capital LLP: /s/ John Weitzer, Chief Compliance Officer (04/08/2026)
- Squarepoint Operations Private Limited: /s/ John Weitzer, Chief Compliance Officer (04/08/2026)
- Squarepoint (DIFC) Ltd: /s/ John Weitzer, Chief Compliance Officer (04/08/2026)
- Squarepoint Master Fund Limited: /s/ John Weitzer, Chief Compliance Officer (04/08/2026)
- Squarepoint Core Master Fund Limited: /s/ John Weitzer, Chief Compliance Officer (04/08/2026)